Rosalind Bakery
Profit and Loss
January - December 2021

		Total
Income		
4010 Bread Sales (deleted)		47,884.48
4020 Discounts given		-18,876.14
4030 Other Sales		22.50
4040 Retail Sales		1,404,050.87
4050 Sales of Product Income		9,464.75
4060 Services		10,412.50
4070 Unapplied Cash Payment Income		43,379.44
4080 Uncategorized Income		54,103.69
4090 Wholesale Sales		445,375.94
Total Income	**$**	**1,995,818.03**
Cost of Goods Sold		
5000 Variable Cost of Goods Sold		2,079.96
5030 Paper Goods & Packaging - COGS		2,732.91
5040 Supplies & Materials - COGS		433,860.91
Total 5000 Variable Cost of Goods Sold	**$**	**438,673.78**
6340 QuickBooks Payments Fees		9,708.13
6350 Square Fees		48,818.54
Cost of Goods Sold		2,376.94
Total Cost of Goods Sold	**$**	**499,577.39**
Gross Profit	**$**	**1,496,240.64**
Expenses		
6000 Operating Payroll Expense		
5110 Direct Labor - Wages		950,830.04
5120 Direct Labor- Payroll Taxes		95,163.52
6010 Operating Labor- Wages		18,827.96
Total 6000 Operating Payroll Expense	**$**	**1,064,821.52**
6070 Facilities		
6080 Rent & Lease		78,873.00
6085 Utilities		32,497.56
6090 Repairs & Maintenance		33,586.07
Total 6070 Facilities	**$**	**144,956.63**
6100 Auto Expenses		
6120 Gas/Fuel		12,642.95
6130 Other Auto Expenses		5,657.95
6135 Auto Repairs & Mainentance		3,256.47
6140 Parking & Tolls		807.62
Total 6100 Auto Expenses	**$**	**22,364.99**
6200 Dues & Subscriptions		953.00
6210 Bank Charges		2,699.20
6220 Interest Expense		51,096.73
6230 Other Recurring Dues & Subscriptions		1,081.20
6250 Software Fees		1,058.25

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Total 6200 Dues & Subscriptions	**$**	**56,888.38**
6400 Insurance		56,411.06
6410 Health Insurance		7,029.90
6500 Advertising & Marketing		15,809.62
6600 Office/G&A Expenses		663.20
6610 Gifts/Charitable Contributions		365.00
6620 Office Supplies		6,310.87
6630 Other Business Expenses		157.70
6640 Postage		111.20
6650 Staff Meals		1,465.19
Total 6600 Office/G&A Expenses	**$**	**9,073.16**
6700 Professional Services		14,933.56
6710 Accounting		3,534.00
6720 Legal Fees		315.00
6730 Other Outside or Contract Services		8,009.28
Total 6700 Professional Services	**$**	**26,791.84**
6900 Shop Supplies		26,775.21
7000 Taxes Paid		2,306.54
7010 Business Dues		7,889.24
7020 Licenses, Permits & Fees		6,307.26
Total 7000 Taxes Paid	**$**	**16,503.04**
7100 Travel & Entertainment		104.03
7110 Entertainment Meals (50%)		19,924.97
7130 Travel/Offsite Meals (100%)		6,405.87
Total 7100 Travel & Entertainment	**$**	**26,434.87**
9000 Uncategorized Expense		619.84
9010 x-Ask My Accountant		1,278.40
Total Expenses	**$**	**1,475,758.46**
Net Operating Income	**$**	**20,482.18**
Other Income		
Late Fee Income		1,643.35
Total Other Income	**$**	**1,643.35**
Other Expenses		
9020 Other Miscellaneous Expense		167.00
9200 Depreciation Expense		52,247.00
Total Other Expenses	**$**	**52,414.00**
Net Other Income	**-$**	**50,770.65**
Net Income	**-$**	**30,288.47**

Monday, Jul 24, 2023 02:49:55 PM GMT-7 - Accrual Basis

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Rosalind Bakery
Balance Sheet
As of December 31, 2021

	Total
ASSETS	
Current Assets	
Bank Accounts	
1000 Business Checking (3936)	160,987.53
Total Bank Accounts	$ 160,987.53
Accounts Receivable	
1200 Accounts Receivable	5,332.44
Total Accounts Receivable	$ 5,332.44
Other Current Assets	
1300 Inventory Asset	2,289.05
1400 Uncategorized Asset	0.00
1410 Undeposited Funds	649.00
1411 Undeposited Funds Contra	0.00
Credit Card Receivables	796.65
Total Other Current Assets	$ 3,734.70
Total Current Assets	$ 170,054.67
Fixed Assets	
1500 Fixed Assets	
1510 Furniture & Fixtures	14,889.68
1520 Leasehold Improvements	174,238.93
1530 Machinery & Equipment	466,812.77
1540 Other Tools Equipment	0.00
1600 x-Accumulated Depreciation	-723,577.67
Total 1500 Fixed Assets	-$ 67,636.29
1650 Toyota Tacoma	39,907.00
1655 Ford Transit	71,441.17
Total Fixed Assets	$ 43,711.88
Other Assets	
1700 Security Deposit	10,000.00
Total Other Assets	$ 10,000.00
TOTAL ASSETS	$ 223,766.55
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable	0.00
Total Accounts Payable	$ 0.00
Credit Cards	
2100 Central Bill Account x8010	0.00
2400 Primary Card x1884/4629	-6,671.75
2410 AMEX Business Gold Card-11004	0.00
2411 Shell Gas Card	457.87
2420 AMEX SimplyCash Plus Card-21006	0.00

2430 Capital One Card		0.00
2450 Citi Credit Card		120.74
2460 Chase Ink Card		0.00
2470 Discover Card		0.00
2480 JetBlue Card		0.00
2490 PenFed Card		0.00
2495 Wells Fargo Cash Wise		0.00
Total Credit Cards	**-$**	**6,093.14**
Other Current Liabilities		
2500 Business Reserve Line of Credit (3936)		0.00
2510 Garnishments Payable		3,055.49
2550 Employee Tip Payable		-191.13
2600 Gift Cards		13,340.58
2700 Line of Credit X1641		411,212.06
2800 Sales Tax Payable		71,150.68
2810 Loan Payable - US Bank Business Loan 0208		0.00
2900 Small Business Loan x2400		0.00
2920 Tacoma Loan		15,784.42
2925 Loan Payable - Van		19,079.68
2927 Loan Payable Ford Transit		36,277.76
2935 Loan Payable - eLease		1,012.03
2945 Loan Payable - Pawnee Leasing Corp.		0.00
2950 Loan Payable - Time Payment Corp		0.00
2960 US Bank Equipment Loan		0.00
Total Other Current Liabilities	**$**	**570,721.57**
Total Current Liabilities	**$**	**564,628.43**
Long-Term Liabilities		
2965 SBA Loan covid EIDL		500,000.00
Total Long-Term Liabilities	**$**	**500,000.00**
Total Liabilities	**$**	**1,064,628.43**
Equity		
3000 Opening Balance Equity		4,473.00
3100 Owner Distribution		-4,328.91
3200 Owner Investment		239,408.10
3300 Retained Earnings		-1,050,125.60
Net Income		-30,288.47
Total Equity	**-$**	**840,861.88**
TOTAL LIABILITIES AND EQUITY	**$**	**223,766.55**

Monday, Jul 24, 2023 02:49:21 PM GMT-7 - Accrual Basis

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Rosalind Bakery
Statement of Cash Flows
January - December 2021

	Total
OPERATING ACTIVITIES	
Net Income	-30,288.47
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1200 Accounts Receivable	5,553.56
1300 Inventory Asset	-288.00
Credit Card Receivables	-796.65
1600 Fixed Assets:x-Accumulated Depreciation	52,247.00
2400 Primary Card x1884/4629	-9,446.54
2411 Shell Gas Card	457.87
2430 Capital One Card	-16,416.63
2450 Citi Credit Card	120.74
2460 Chase Ink Card	-26,980.35
2500 Business Reserve Line of Credit (3936)	-3,417.49
2510 Garnishments Payable	3,055.49
2550 Employee Tip Payable	-191.13
2600 Gift Cards	8,643.24
2800 Sales Tax Payable	19,206.74
2810 Loan Payable - US Bank Business Loan 0208	-42,392.38
2900 Small Business Loan x2400	-26,712.48
2920 Tacoma Loan	-4,984.44
2925 Loan Payable - Van	-4,271.61
2927 Loan Payable Ford Transit	36,277.76
2935 Loan Payable - eLease	-40,458.06
2945 Loan Payable - Pawnee Leasing Corp.	-17,472.88
2950 Loan Payable - Time Payment Corp	-15,719.26
2960 US Bank Equipment Loan	-108,200.15
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$ 192,185.65**
Net cash provided by operating activities	**-$ 222,474.12**
INVESTING ACTIVITIES	
1510 Fixed Assets:Furniture & Fixtures	-3,189.68
1520 Fixed Assets:Leasehold Improvements	-5,600.00
1530 Fixed Assets:Machinery & Equipment	-29,862.49
1540 Fixed Assets:Other Tools Equipment	0.00
1655 Ford Transit	-40,270.17
Net cash provided by investing activities	**-$ 78,922.34**
FINANCING ACTIVITIES	
2965 SBA Loan covid EIDL	433,600.00
3100 Owner Distribution	-3,567.41
3200 Owner Investment	23,418.00
Net cash provided by financing activities	**$ 453,450.59**
Net cash increase for period	**$ 152,054.13**
Cash at beginning of period	9,582.40
Cash at end of period	**$ 161,636.53**